Exhibit 4.1

AMENDMENT TO THE amended CERTIFICATE OF DESIGNATION

OF SERIES B CONVERTIBLE PREFERRED STOCK OF

GAUCHO GROUP HOLDINGS, INC.

PURSUANT TO SECTION 151 OF THE

DELAWARE GENERAL CORPORATION LAW

Gaucho Group Holdings, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the “Corporation”), DOES HEREBY CERTIFY:

That pursuant to resolutions adopted by unanimous consent of the Board of Directors of the Corporation, and the resolutions adopted by a majority of the Series B Convertible Preferred Stockholders, the Certificate of Designation for the Series B Convertible Preferred Stock, $0.01 par value per share, dated February 21, 2017, as amended (the “Amended Certificate of Designation”), is hereby further amended as follows:

1. Section 2 of the Amended Certificate of Designation be and it hereby is deleted in its entirety and replaced with the following:

“2. Dividends. Subject to provisions of law, from and after the date of issuance, the holders of record of shares of the Series B Convertible Preferred Stock shall be entitled to receive dividends, to be paid either in cash or in shares of the Corporation’s Common Stock in the discretion of the Board of Directors, which shall be payable when, as and if declared by the Board of Directors, out of assets which are legally available for the payment of such dividends, including any special dividends declared by the Board of Directors as well as ordinary dividends, at an annual rate of 8% of the Series B Liquidation Value (as defined below) per share of Series B Convertible Preferred Stock (which amount shall be subject to equitable adjustment whenever there shall occur a stock dividend, stock split, combination, reorganization, recapitalization, reclassification or other similar event), provided that such dividends shall not be currently payable and shall only be payable when and if specifically provided herein. Such dividends shall also be paid upon a liquidation or redemption of the Series B Convertible Preferred Stock in accordance with the provisions of Section 3 or Section 6. Dividends shall be cumulative, without compounding, and shall accrue daily on each share of Series B Convertible Preferred Stock from the date of issue thereof. Dividends payable on the Series B Convertible Preferred Stock for any period less than a full year shall be computed on the basis of the actual number of days elapsed and a 365-day year. All accrued and accumulated dividends on the Preferred Stock shall be prior and in preference to any dividend on Common Stock of the Corporation and shall be fully declared and paid before any dividends are declared and paid, or any other distributions or redemptions are made, on any shares of Common Stock. Upon the conversion of shares of the Series B Preferred Stock into Common Stock of the Corporation, all cumulative dividends with respect to such converted shares which have not been declared by the Board of Directors shall be cancelled.”

IN WITNESS WHEREOF, this Amendment to the Certificate of Designation has been executed on behalf of the Corporation by its Chief Executive Officer, and attested by its Secretary, this 23rd day of October, 2020.

GAUCHO GROUP HOLDINGS, INC.

By:	/s/ Scott Mathis
Name:	Scott Mathis
Title:	Chief Executive Officer

Attest:

/s/ Maria Echevarria
Maria Echevarria, Secretary

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